SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For May 25, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a communication recently filed by the Company with the the Chilean Superintendencia de Valores y Seguros.

[free translation of Spanish original]

                                                       Santiago, May 10, 2004


Mr. Alejandro Ferreiro Yazigi
Superintendency of Securities and Insurance

                  Re: Chilesat Corp S.A. Registration in
                      Securities Registry No. 0350


Dear Sir:

         In  view of the provisions of article 68 of Law No. 18.045 and
Section II of the General Regulation No. 30 of the Superintendency of Securities and Insurance, I hereby inform the said Superintendency of the following:

         On May 6, 2004, Mr. Ricardo Rodriguez Molina presented his resignation as director of the Company, which was communicated to the Board of Directors in an Extraordinary Meeting held on May 7.

         In said Extraordinary Meeting, the Board of Directors, by unanimity, agreed to appoint Mr. Eduardo Diaz Corona as the new director of Chilesat Corp S.A., replacing Mr. Rodriguez.

Yours truly,




Alejandro Rojas Pinaud
Chief Executive Officer
Chilesat Corp S.A.


c.c.:    Santiago Stock Exchange
         Chilean Electronic Stock Exchange
         Valparaiso Stock Exchange

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer


Dated:  May 25, 2004